UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  May 30, 2007                        /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2007 AND 2006

                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the three months ended March 31, 2007 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)


                                                     MARCH 31,     DECEMBER 31,
                                                       2007            2006
                                                         $               $


                                     ASSETS

CURRENT ASSETS

Cash                                                    359,619         531,126
Short-term investments (Note 3)                               -         100,000
Marketable securities (Note 4)                           48,000          33,000
Other receivables, prepaids and deposits (Note 7)       207,741         157,318
Subscription receivable (Note 6)                              -         166,250
                                                   ------------    ------------
                                                        615,360         987,694
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        3,443,051       3,356,158
                                                   ------------    ------------
                                                      4,058,411       4,343,852
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)       236,157         116,963

FUTURE INCOME TAX LIABILITIES                            61,794          61,794
                                                   ------------    ------------
                                                        297,951         178,757
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                7,804,571       7,804,571

WARRANTS (Note 6)                                       498,025         498,025

CONTRIBUTED SURPLUS                                     524,845         524,845

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2)          15,000               -

DEFICIT                                              (5,081,981)     (4,662,346)
                                                   ------------    ------------
                                                      3,760,460       4,165,095
                                                   ------------    ------------
                                                      4,058,411       4,343,852
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 5)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2007            2006
                                                         $               $

EXPENSES

Accounting and audit                                     20,000           7,500
Corporate development and investor relations             54,237          47,524
General exploration                                      78,899          68,676
Legal                                                    13,894          18,565
Management fees                                          21,875          21,375
Office and sundry                                        44,779          22,881
Rent                                                     24,221          24,584
Salaries                                                128,966          84,027
Transfer agent and regulatory fees                        8,331           7,688
Travel                                                   24,515           6,945
                                                   ------------    ------------
                                                        419,717         309,765
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (419,717)       (309,765)
                                                   ------------    ------------

OTHER INCOME (EXPENSE)

Foreign exchange                                         (2,525)            153
Interest income                                           2,607           9,114
                                                   ------------    ------------
                                                             82           9,267
                                                   ------------    ------------

NET LOSS FOR THE PERIOD                                (419,635)       (300,498)

DEFICIT - BEGINNING OF PERIOD                        (4,662,346)     (2,742,097)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (5,081,981)     (3,042,595)
                                                   ============   =============


BASIC AND DILUTED LOSS PER SHARE                          (0.02)          (0.02)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       21,748,592      17,894,476
                                                   ============    ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
       INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2007            2006
                                                         $               $

SHARE CAPITAL

     Balance at beginning of period                   7,804,571       5,854,335
     Private placement                                        -         847,200
     Warrant valuation                                        -        (352,012)
     Exercise of warrants                                     -         716,700
     Share issue costs                                        -          (4,735)
                                                   ------------    ------------
     Balance at end of period                         7,804,571       7,061,488
                                                   ------------    ------------

WARRANTS

     Balance at beginning of period                     498,025               -
     Warrants issued                                          -         352,012
                                                   ------------    ------------
     Balance at end of period                           498,025         352,012
                                                   ------------    ------------

CONTRIBUTED SUPRLUS

     Balance at beginning and end of period             524,845         433,995
                                                   ------------    ------------

DEFICIT

     Balance at beginning of period                  (4,662,346)     (2,742,097)
     Loss for the period                               (419,635)       (300,498)
                                                   ------------    ------------
     Balance at end of period                        (5,081,981)     (3,042,595)
                                                   ------------    ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME

     Balance at beginning of period                           -               -
     Transition adjustment - marketable
        securities (Note 2)                               7,000               -
     Net unrealized gain on available-for
        -sale marketable securities                       8,000               -
                                                   ------------    ------------
     Balance at end of period                            15,000               -
                                                   ------------    ------------
TOTAL SHAREHOLDERS' EQUITY                            3,760,460       4,804,900
                                                   ============    ============


              INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

                                                                   THREE MONTHS
                                                                      ENDED
                                                                     MARCH 31,
                                                                   ------------
                                                                        2007
                                                                         $

NET LOSS                                                               (419,635)

OTHER COMPREHENSIVE INCOME
     Unrealized gain on available-for-sale marketable securities          8,000
                                                                   -----------
TOTAL COMPREHENSIVE LOSS                                               (411,635)
                                                                   ===========

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2007            2006
                                                         $               $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (419,635)       (300,498)
Change in non-cash working capital balances             235,021         (64,432)
                                                   ------------    ------------
                                                       (184,614)       (364,930)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares and warrants                        -       1,563,900
Share issuance costs                                          -          (4,735)
                                                   ------------    ------------
                                                              -       1,559,165
                                                   ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and
        deferred costs                                  (86,893)        (58,494)
(Increase) Decrease in short-term investments           100,000      (1,000,000)
                                                   ------------    ------------
                                                         13,107      (1,058,494)
                                                   ------------    ------------

INCREASE (DECREASE) IN CASH DURING THE PERIOD         (171,507)         135,741

CASH - BEGINNING OF PERIOD                              531,126         522,327
                                                   ------------    ------------
CASH - END OF PERIOD                                    359,619         658,068
                                                   ============   =============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007

                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)


                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                  WALKER
                                                     CRUZ DE                                       LANE,   ---------
                               MOGOTE      COCHA       MAYO      LAGUNA      MITU      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
   beginning of period        2,450,504    486,049    172,301      5,769      8,360    101,874    131,301  3,356,158
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the period

   Acquisition costs                  -      2,122          -          -          -          -          -      2,122
   Assays                             -      1,199        420        553        569          -          -      2,741
   Communications                     -        783         28          -         30          -          -        841
   Office                           251      1,414        240      5,240        176          -          -      7,321
   Salaries and contractors       1,402     22,983      4,060          -     11,924          -          -     40,369
   Supplies and equipment             -        870        100          7        117          -          -      1,094
   Transportation                     -      9,735      2,495      3,919      1,673        375          -     18,197
   Imagery and base maps              -      1,069          -         54          -          -          -      1,123
   Social                             -      3,905          -          -          -          -          -      3,905
   Foreign value added tax          117      5,399        946        852      1,866          -          -      9,180
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  1,770     49,479      8,289     10,625     16,355        375          -     86,893
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax                     -          -          -          -          -          -          -          -
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of period        2,452,274    535,528    180,590     16,394     24,715    102,249    131,301  3,443,051
                              =========  =========  =========  =========  =========  =========  =========  =========






          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company.

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company presently has adequate resources to maintain its core activities for the balance of the fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing (see Note 10).

         These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         NEW ACCOUNTING POLICIES

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "AVAILABLE-FOR-SALE". Due to their short-term nature, their carrying value is equal to their fair value.
                  (ii) Marketable securities are classified as "AVAILABLE-FOR-SALE". The fair value is obtained by reference to the closing quoted market price on the balance sheet date.
                  (iii) Other receivables, prepaids and deposits are classified as "LOANS AND RECEIVABLES". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iv) Accounts payable and accrued liabilities are classified as "OTHER FINANCIAL LIABILITIES". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

         (b) Section 1530, COMPREHENSIVE INCOME, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

                  As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale.

         (c) Section 3865, HEDGES specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

         COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the current period's presentation.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SHORT-TERM INVESTMENTS

         As at March 31, 2007, the Company held $Nil in short-term investments. As at December 31, 2006, the Company held short-term investments comprised of the following:

                                                         DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
                                                   ----------------------------

         12 month term deposit
            - 3.7% annual interest rate            March 27, 2007       100,000
                                                   ============================

         The term deposit is fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


4.       MARKETABLE SECURITIES

         At March 31, 2007,  the Company held  100,000  common  shares of Astral
         Mining Corporation ("Astral") which had a quoted market value of $48,000 (December 31, 2006 - $40,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur (see Note 2). The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see
         Note 5 (d)).


5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                  MARCH 31, 2006                                 DECEMBER 31, 2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $
                                   --------------------------------------------    --------------------------------------------

         Argentina
            Mogote Property           1,056,309       1,256,848       2,313,157       1,056,309       1,255,195        2,311,504
         Peru
            Cocha                        30,890         443,876         474,766          28,768         401,918          430,686
            Cruz de Mayo                 99,566          62,253         161,819          99,566          54,910          154,476
            Laguna                            -          15,542          15,542               -           5,769            5,769
            Mitu                              -          22,849          22,849               -           8,360            8,360
            Other                        50,664          39,234          89,898          50,664          38,859           89,523
         USA
            Walker Lane, Nevada          97,010          21,336         118,346          97,010          21,336          118,346
                                   ------------    ------------     -----------    ------------    ------------    -------------
                                      1,334,439       1,861,938       3,196,377       1,332,317       1,786,347        3,118,664
         Proceeds on optioning of
             mineral properties         (33,000)               -        (33,000)        (33,000)              -          (33,000)
         Foreign value added tax              -         217,880         217,880               -         208,700          208,700
         Future income tax               36,540          25,254          61,794          36,540          25,254           61,794
                                   ------------    ------------     -----------    ------------    ------------    -------------
                                      1,337,979       2,105,072       3,443,051       1,335,857       2,020,301        3,356,158
                                   ============    ============     ===========    ============    ============    =============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)

5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (a)      Mogote Property

                  The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005).

                  As at March 31, 2007, the Company had incurred the full amount of expenditures required to earn its initial 51% interest in the Mogote property and 750,000 shares had been issued. A further 900,000 shares must be issued by July 1, 2007 in order to fulfill all requirements to earn this 51% interest.

                  The Company and Golden Arrow entered into a further agreement on the Mogote property on April 8, 2004 which was subsequently revised in May 2006. Under the agreement the Company can earn an additional 24% interest in the Mogote property, for a total 75% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures. On May 14, 2007, the Company gave notice to Golden Arrow that it will not incur the additional expenditures required in order to earn the additional 24% interest (see Note 10).

         (b)      Cruz de Mayo Project

                  On April 11, 2005 the Company entered into an option agreement whereby it may earn up to 100% undivided interest in the Cruz de Mayo project located in the southern portion of the
                  Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments over the period of four years and incur US $1,500,000 expenditures over the four years as follows:

                   OPTION   EXPLORATION
                  PAYMENTS  EXPENDITURES      DATE
                    US $        US $

                   35,000          -  April 11, 2005 (paid on signing)
                   25,000    200,000  April 11, 2007 (extended to June 30, 2007)
                   40,000    550,000  April 11, 2008
                   50,000    750,000  April 11, 2009
                  -------  ---------
                  150,000  1,500,000
                  =======  =========

         (c)      Laguna Project

                  On January 18, 2007, the Company signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007 (see Note 10).
                  Under the terms of the contract, the Company may earn an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments as follows:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                   OPTION   EXPLORATION
                  PAYMENTS  EXPENDITURES      DATE
                    US $        US $

                  120,000          -          May 22, 2007 (paid on signing)
                  280,000    250,000          May 22, 2008
                  500,000    400,000          May 22, 2009
                  -------  ---------
                  900,000    650,000
`                 =======  =========


                  The Company may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option.

         (d)      Walker Lane Properties

                  On June 9, 2006, the Company optioned to Astral the Walker Lane Properties in Nevada. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.


6.       SHARE CAPITAL

         (a) The authorized capital of the Company consists of an unlimited number of no par value common shares. As at March 31, 2007, the Company had 21,748,592 common shares outstanding. There were no changes to the number of the Company's shares issued or outstanding during the three months ended March 31, 2007 (see Note 10).

                  At December 31, 2006, the Company had recorded a subscription receivable balance of $166,250 relating to proceeds from the Company's December 2006 private placement which had not been received at year end. These proceeds were received in January 2007.

         (b)      Stock options and stock based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at March 31, 2007, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND           EXERCISE
                     EXERCISABLE               PRICE           EXPIRY DATE

                        900,000                $0.60           December 12, 2008
                        454,500                $0.90           April 2, 2009
                         75,000                $0.75           March 21, 2010
                        395,000                $0.60           July 11, 2011
                     ----------
                      1,824,500
                     ==========

                  The weighted average exercise price of the outstanding stock options is $0.68. There were no stock options granted, exercised, cancelled or expired during the three month period ended March 31, 2007.

         (c)      Warrants

                  There were no changes to the number of shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding during the three months ended March 31, 2007 (see Note 10).

                  Common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2007 are as follows:


                     NUMBER        EXERCISE PRICE          EXPIRY DATE
                                          $

                    1,412,000            0.65              January 30, 2008
                    2,291,000            0.45              December 8, 2008
                    ---------
                    3,703,000
                    =========


7.       RELATED PARTY TRANSACTIONS

         The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc., Golden Arrow, Astral, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the three months ended March 31, 2007, the Company incurred fees of $181,102 (2006 - $121,821) to the Grosso Group: $171,300 (2006 - $100,500) was paid in three monthly payments and $9,802 (2006 - $21,321) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in other receivables, prepaids and deposits is a $95,000 (2006
         - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)


7. RELATED PARTY TRANSACTIONS (continued)

         The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the three months ended March 31, 2007, the Company paid $21,875 (2006 - $21,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


8.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended March 31, 2007.

         The Company's total assets are segmented geographically as follows:


                                   ----------------------------------------------------------------------------
                                                                   MARCH 31, 2006
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $

         Current assets                 371,120           2,366         241,874               -         615,360
         Mineral properties and
             deferred costs                   -       2,452,274         859,476         131,301       3,443,051
                                   ------------    ------------    ------------    ------------    ------------
                                        371,120       2,454,640       1,101,350         131,301       4,058,411
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                DECEMBER 31, 2006
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $

         Current assets                 923,326             714          63,654               -         987,694
         Mineral properties and
             deferred costs                   -       2,450,504         774,353         131,301       3,356,158
                                   ------------    ------------    ------------    ------------    ------------
                                        923,326       2,451,218         838,007         131,301       4,343,852
                                   ============    ============    ============    ============    ============


9.       FINANCIAL INSTRUMENTS

         The  Corporation's   financial   instruments  are  comprised  of  cash,
         short-term  investments,   marketable  securities,  other  receivables,
         prepaids and deposits, and accounts payable and accrued liabilities.

         The fair values of cash, short-term investments, other receivables, prepaids and deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

         The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (UNAUDITED)
                         (EXPRESSED IN CANADIAN DOLLARS)

10.      SUBSEQUENT EVENTS

         (a) On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

                  The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

         (b) On May 14, 2007, the Company gave notice to Golden Arrow that it will not incur the additional expenditures required in order to earn an additional 24% interest in the Mogote property (see Note 5(a) above).

         (c) On May 22, 2007, the Company finalized in a definitive contract the terms set forth in its January 18, 2007 letter of intent with Chancadora Centauro S.A.C. in respect to the Company entering into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department, Peru (see Note 5(c) above).

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of May 30, 2007, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2007 and audited annual consolidated financial statements and related notes for the year ended December 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and US will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina, Peru and USA. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

EXPLORATION PROJECTS

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN

The 2,400 hectare Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. The Company holds 100% interest in the Cocha property. It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level. The 2006 surface exploration program has revealed two silver-copper soil anomalous zones: the Discovery Outcrop Trend and the South Cocha Trend as well as six copper-silver targets including the original Discovery Outcrop and the Merce Showing. A phase I drill program was also completed in 2006.

At present the Company is focused on gaining a better understanding of the controls to the mineralized system present in the Discovery Outcrop area through detailed geological and structural interpretation of the drill core and metal zonation patterns identified in the multi-element geochemical data. This work will provide guidance on targeting future drilling. In addition the Company will be conducting an intensive surface exploration program along the new parallel South Cocha trend and newly discovered copper-silver showings. These two concurrent programs will allow the Company to plan a Phase II drill program for 2007. Positive results from the drill program combined with the discovery of the new showings and mineralized trend prompted the Company to apply for additional concessions in the Cocha property area.

Work on the Cocha property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. Analyses for the samples from Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru. The Company holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de
Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. Drilling is expected to begin in the latter half of 2007.

Work on the Mitu property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. Analyses for the samples from the Mitu property were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada.

LAGUNA GOLD PROJECT, PASCO DEPARTMENT

On January 18, 2007, the Company signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments as follows:

           OPTION        EXPLORATION
          PAYMENTS       EXPENDITURES       DATE
            US $             US $

          120,000                -          May 22, 2007 (paid on signing)
          280,000          250,000          May 22, 2008
          500,000          400,000          May 22, 2009
          -------       ---------
          900,000         650,000
`         =======       =========

The Company may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. In addition, the Company has filed applications for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 20,050 hectares.

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit operated by Chancadora Centauro S.A.C. The primary target on the Laguna Project is a buried high sulphidation gold or polymetallic deposit.

In 2001, Anglo American Exploration Peru S.A. carried out a Spectrum airborne survey identifying 37 targets in the Laguna area. Placer Dome acquired an option on the property in 2005 and carried out a property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. The Company has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

The Company plans to drill the Laguna gold project in the summer of 2007.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO

In 2005, the Company optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. To earn a 100% interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $35,000 paid) and incur US $1,500,000 of work expenditures over the four years.

Two high priority target zones have been identified on Cruz de Mayo: the Fatima gold zone and the Central porphyry copper-gold zone.

The Company carried out an initial surface exploration program in 2005 and plans a detailed surface exploration program comprising geological mapping, rock and soil sampling on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to better delineate drill targets. A Phase I drill program is planned for 2007.

The Company is planning on retaining consultants to assist in presenting its work plans to local communities in the Cuzco area, for its properties that will be in the proximity of exploration activities. Permission from potentially affected communities will be required in order to proceed with planned exploration plans.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru. The 1700 hectare 100% Company-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. No exploration work was carried out on the property during 2006.

Subsequent to satisfactory completion of a community relations program in 2007 the Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Acero property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

FUYANI COPPER-GOLD PROPERTY, DEPARTMENT OF CUZCO

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco. The Company holds a 100% interest in the Fuyani property, acquired by direct staking. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006. The Company is planning a comprehensive surface exploration program to evaluate the property and generate targets in 2007.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David
A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. Analyses from the Fuyani property were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout South America.

ARGENTINA

MOGOTE PROPERTY, SAN JUAN PROVINCE

The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow") to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005).

As at March 31, 2007, the Company had incurred the full amount of expenditures required to earn its initial 51% interest in the Mogote property and 750,000 shares had been issued. The Company intends to fulfil the remaining obligation of 900,000 shares which must be issued by July 1, 2007.

The Company and Golden Arrow entered into a further agreement on the Mogote property on April 8, 2004 which was subsequently revised in May 2006. Under the agreement the Company can earn an additional 24% interest in the Mogote property, for a total 75% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures. On May 14, 2007, the Company gave notice to Golden Arrow that it will not incur the additional expenditures required in order to earn the additional 24% interest.

In 2004, Phase I, 1,475 metre, diamond drilling program targeted on Filo Este was completed on the Mogote Property. In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. In 2005 the Company carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas within the Filo Este and Filo Central anomalies. Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property during the three months ended March 31, 2007.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Dr. David A. Terry, P.Geo., Vice President Exploration, is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

USA

ROY AND HILLS PROPERTIES, NEVADA

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects commenced in January, 2007. The best results from the program were a 6.1m interval averaging
0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury+/-antimony+/-copper was present near the top of hole R-07-06. The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., a Qualified Person as defined in National Instrument 43-101. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration and a Qualified Person as defined in National Instrument 43-101.

COLOMBIA

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. As at May 30, 2007, the joint venture had hired an operations manager and retained contract exploration personnel. In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date. The Company believes that Colombia represents an opportunity as it has high geological potential. Furthermore, the security and investment climate of the country has significantly improved in recent years.

For a more detailed discussion of the acquisition and development of the Company's principal properties prior to January 1, 2007, reference should be made to the December 31, 2006 Management Discussion and Analysis.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------------------------------------------------------------------------------------
                               2007                             2006                                         2005
                            ----------   -------------------------------------------------   ------------------------------------

                              MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (419,635)    (405,381)    (430,405)    (783,965)    (300,498)    (574,417)    (378,642)    (217,362)
Net Loss per Common Share
     Basic and Diluted           (0.02)       (0.02)       (0.02)       (0.04)       (0.02)       (0.03)       (0.02)       (0.01)
                            ----------   -------------------------------------------------   ------------------------------------

SUMMARY OF FINANCIAL RESULTS

For the three months ended March 31, 2007, the Company reported a consolidated loss of $419,635 ($0.02 per share), an increase of $119,137 from the loss of $300,498 ($0.02 per share) for the three months ended March 31, 2006. The increase in the loss in 2007 period, compared to the 2006 amount, was due to a number of factors of which $109,952 can be attributed to increases in operating expenses in addition to a $9,185 decrease in other income items.

RESULTS OF OPERATIONS

The Company's operating expenses for the three months ended March 31, 2007, were $419,717, an increase of $109,952 from $309,765 in the 2006 period. Significant expenditures were incurred in the following categories:

         (i) Salaries increased $44,939 due to increases in staff and activity levels. The salary expense is comprised of an allocation of fees from Grosso Group Management Ltd. ("Grosso Group" - see discussion in related parties section below).
         (ii) General exploration increased to $78,899 in the 2007 period from $68,676 in the 2006 period as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Peru.
         (iii) Corporate development and investor relations increased $6,713 mainly due costs associated with increased attendance at investor conferences which were partially offset by reduced external public relations advisory services fees paid in the 2007 period.
         (iv) Office and sundry expenses increased $21,898 to $44,779 in the 2007 period from $22,881 in the 2006 period as a result of increased activity levels in 2007. The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.
         (v) Travel expenses increased $17,570 to $24,515 in the 2007 period from $6,945 in the 2006 period as a result of increased exploration related travel as well as increased travel to investor conferences.

During the three  months  period  ended March 31,  2007 the Company  capitalized
$49,479 of expenditures on the Cocha Property, $16,355 on the Mitu property, $10,625 on the Laguna property, $8,289 on the Cruz de Mayo properties and $2,145 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2007 was $359,619, a decrease of $171,507 from December 31, 2006. Short-term investments balance decreased to $Nil at March 31, 2007 from $100,000 at December 31, 2006. The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the December 2006 private placement was received in January 2007. Total assets decreased to $4,058,411 at March 31, 2007 from $4,343,852 at December 31, 2006.
This decrease is primarily due to the decrease in the cash, short-term investments and subscription receivable balances, partially offset by the exploration expenditures incurred in the 2007 period which were capitalized to mineral properties and deferred costs.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. In 2007 the Company recorded interest income of $2,607 compared to $9,114 in 2006, primarily as a result of decreased funds on deposit.

The Company has financed its operations through the sale of its equity securities. On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

The Company has received $Nil from the exercise of warrants and options from January 1, 2007 to March 31, 2007. As at May 30, 2007, the Company had working capital of approximately $3,800,000.

The Company presently has adequate resources to maintain its core activities for the balance of the fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $184,614 for the three months ended March 31, 2007 compared to $364,930 for the 2006 period. Increased activity levels in the current period resulted in increased operating costs; however these were substantially offset by a large positive change in non-cash working capital balances in 2007.

FINANCING ACTIVITIES

For the three months ended March 31, 2007, the Company received $Nil from private placement and $Nil from the exercise of warrants compared to receipt of $847,200 less share issue costs of $4,735 from private placement and receipt of $716,700 from exercise of warrants during the 2006 period.

INVESTING ACTIVITIES

Investing activities generated cash of $13,107 for the period ended March 31, 2007, compared to $1,058,494 of cash used in 2006. In the 2007 period, these investing activities included additions of $86,893 to mineral properties and deferred costs and a reduction of $100,000 from short-term investments. In the

2006 period, investing activities included additions of $58,494 to mineral properties and deferred costs and an addition of $1,000,000 to short-term investments.

RELATED PARTIES TRANSACTIONS

The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc., Golden Arrow, Astral, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the three months ended March 31, 2007, the Company incurred fees of $181,102 (2006 - $121,821) to the Grosso Group: $171,300 (2006 - $100,500) was paid in three monthly payments and $9,802 (2006 - $21,321) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the three months ended March 31, 2007, the Company paid $21,875 (2006 - $21,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

CONTRACTUAL COMMITMENTS

Details of the Company's option payments and expenditure commitments are disclosed in Note 5 to the Company's March 31, 2007 interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.


                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "AVAILABLE-FOR-SALE". Due to their short-term nature, their carrying value is equal to their fair value.

                  (ii) Marketable securities are classified as "AVAILABLE-FOR-SALE". The fair value is obtained by reference to the closing quoted market price on the balance sheet date.
                  (ii) Other receivables, prepaids and deposits are classified as "LOANS AND RECEIVABLES". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iii) Accounts payable and accrued liabilities are classified as "OTHER FINANCIAL LIABILITIES". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

         (b) Section 1530, COMPREHENSIVE INCOME, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

                  As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale.

         (c) Section 3865, HEDGES specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During the three months ended March 31, 2007, the Company has not written-off any of its capitalized mineral property and deferred costs.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments are comprised of cash, short-term investments, marketable securities, other receivables, prepaids and deposits, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, other receivables, prepaids and deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date. As at March 31, 2007, the fair value of the Company's marketable securities was $48,000.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2006 Management Discussion and Analysis.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the three months ended March 31, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

Effective February 7, 2007, the Company engaged Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in Europe.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at March 31, 2007, there were 21,748,592 outstanding common shares and 1,825,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, there were 3,703,000 warrants outstanding, with exercise prices ranging between $0.45 and $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 6 to the Company's March 31, 2007 interim consolidated financial statements.

As of May 30, 2007 there were 33,606,036 common shares, 1,957,000 stock options and 10,386,522 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 30, 2007


/S/ NIKOLAOS CACOS
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 30, 2007


/S/ ART LANG
------------------------
Arthur Lang,
Chief Financial Officer





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